

Mail Stop 7010

August 25, 2008

Aegean Earth & Marine Corporation
Attention: Frank DeLape, Executive Chairman
700 Gemini, Suite 100
Houston, TX 77058

Re: Aegean Earth & Marine Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 15, 2008
File No. 333-150389

Dear Mr. DeLape:

        This is to advise you that a preliminary review of the second amendment to the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because it does not contain timely financial statements. In this regard, we note that the most recent financials statements in the second amendment are as of and for the period ending March 31, 2008 and that, as of the date of this letter, the registrant has not filed its quarterly report on Form 10-Q that was due by August 14, 2008. For this reason, we will not perform a detailed examination of the second amendment to the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

                                                        Sincerely,

                                                        Pamela A. Long
                                                        Assistant Director

cc: Lawrence G. Nusbaum, Esq. (Via Facsimile 212-809-5449)